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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-22651

                           NOTIFICATION OF LATE FILING

      (Check One): [X]  Form 10-K    [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
                   [ ]  Form N-SAR

         For Period Ended:  January 31, 2002
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[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant 3DFX INTERACTIVE, INC.
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Former name if applicable
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Address of principal executive office (Street and number)

P.O. BOX 60486
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City, state and zip code PALO ALTO, CALIFORNIA 94306-0486
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 [X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.



                                    PART III

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                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            As a result of various factors beyond the Registrant's control, including its efforts to properly liquidate, wind-up and dissolve, the Registrant will not be able to file its Form 10-K by the prescribed time without unreasonable effort and expense. The Registrant will file its Form 10-K within the time period permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

      RICHARD A. HEDDLESON               (650)                    326-7995
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           (Name)                    (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

        In the year ended January 31, 2001, 3dfx reported revenues of $233.1 million and a net loss from discontinued operations of $340.5 million. For the period commencing February 1, 2001 and ending March 26, 2001, 3dfx reported no revenue and a net loss from discontinued operations of $2.6 million. 3dfx does not expect to report any material revenues for any subsequent periods through January 31, 2002. Since March 27, 2001, 3dfx has reported all activities under the liquidation basis of accounting. 3dfx reported net liabilities in liquidation at October 31, 2001 of $24.1 million and expects that its net liabilities in liquidation will be higher than that amount at January 31, 2002. 3dfx is unable to quantify at this time its anticipated net liabilities in liquidation at January 31, 2002 as it is continuing to consider the appropriate accounting treatment of certain contingent liabilities.

              3DFX INTERACTIVE, INC.
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     (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 2, 2002                      By:    /s/ Richard A. Heddleson
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                                               Richard A. Heddleson,
                                               Chief Financial Officer